UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

WuXi PharmaTech (Cayman) Inc.
(Name of Issuer)

Ordinary Shares, $0.02 Par Value Per Share American Depositary Shares
(Title of Class of Securities)

929352102
(CUSIP Number)
Matthew Daniel 251 Ballardvale Street Wilmington, Massachusetts, 01887 Tel. No. (781) 222-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	929352102
1	NAME OF REPORTING PERSONS Charles River Laboratories International, Inc. IRS No. 061397316
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 83,224,1841
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 83,224,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,224,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%2
14	TYPE OF REPORTING PERSON CO

1 Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Charles River may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below).  In addition to the above referenced Shares, the Voting Agreements provide that any additional Shares acquired by the Supporting Shareholders (as defined below) after the date of the Voting Agreements, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the Voting Agreements. As of April 26, 2010, the Supporting Shareholders possessed vested stock options which are exercisable for an additional 320,000 Shares, unvested stock options which are expected to become exercisable for an additional 640,000 Shares, 941,336 vested restricted stock units, 1,965,336 unvested restricted stock units, and convertible notes which are convertible into 22,771,002 Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Charles River that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2 Calculated based on 573,524,176 Shares outstanding as of April 26, 2010, as represented by WuXi in the Acquisition Agreement (as defined below), and 83,224,184 Shares subject to the Voting Agreements.  This percentage could change in the event that additional shares become subject to the Voting Agreements, as described in footnote 1.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the ordinary shares, $0.02 par value per share (the “Shares”), of WuXi PharmaTech (Cayman) Inc., a Cayman Islands company (“WuXi”).  The principal executive offices of WuXi are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

Item 2.  Identity and Background

(a)−(c) and (f)  This Schedule 13D is being filed by Charles River Laboratories International, Inc., a Delaware corporation (“Charles River”).

The address of the principal business and the principal office of Charles River is 251 Ballardvale Street, Wilmington, Massachusetts, 01887.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Charles River are set forth on Schedule A attached hereto, and are incorporated herein by reference.  Charles River is a global provider of research models and preclinical, clinical, and support services intended to accelerate the drug discovery and development process.

(d) and (e)  During the last five years, neither Charles River nor, to the best knowledge of Charles River, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

To induce Charles River to enter into the Acquisition Agreement (as defined below), on April 26, 2010, Dr. Ge Li, the chief executive officer of WuXi, NGM Family 2006 Irrevocable Trust,  General Atlantic Partners (Bermuda), L.P., GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P., Gapco GmbH & Co., KG, Warburg Pincus Private Equity X, L.P., and Warburg Pincus X Partners, L.P. (collectively, the “Supporting Shareholders”) entered into Voting Agreements (the “Voting Agreements”) with Charles River with respect to the Shares beneficially owned by the Supporting Shareholders.

As of April 26, 2010, the Supporting Shareholders collectively owned 83,224,1843 Shares, or approximately 14.51%4 of the outstanding Shares.  As described in response to Item 4, the Shares beneficially owned by the Supporting Shareholders have not been purchased by Charles River, and thus no funds were used for such purpose.  Charles River did not pay any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Acquisition Agreement.

The Acquisition Agreement

On April 26, 2010, Charles River and WuXi entered into an Agreement and Plan of Arrangement (the “Acquisition Agreement”).  The Acquisition Agreement provides that, upon the terms and subject to the conditions set forth in the Acquisition Agreement, Charles River will acquire all of the outstanding Shares by way of a scheme of arrangement under Cayman Islands law (the “Acquisition”).

3 See footnote 1.
4 See footnote 2.

At the closing of the Acquisition (the “Closing”), each WuXi shareholder will be entitled to receive a combination of (i) US$1.406 in cash, without interest, and (ii) a number of shares of Charles River common stock equal to $1.25 divided by the weighted average closing price of Charles River stock on the NYSE for the 20 trading days ending on the second business day prior to closing (but in no event more than 0.0336 nor less than 0.0290 shares of Charles River stock) for each outstanding Share (the “Acquisition Consideration”), subject to the payment by Charles River of cash in lieu of any fractional share of Charles River common stock.  In addition, at the closing, each outstanding WuXi stock option will be converted into an option to purchase Charles River ordinary shares (with the same terms and conditions as were applicable to the WuXi stock option) and each outstanding WuXi restricted share unit will be converted into a Charles River restricted share unit (with the same terms and conditions as were applicable to the WuXi restricted share unit) with cash paid in lieu of fractional Charles River restricted shares share units, in each case based on the Equity Award Exchange Ratio.  The “Equity Award Exchange Ratio” is determined by dividing (i) the sum of (x) the cash portion of the Acquisition Consideration and (y) the product of the exchange ratio for the stock portion of the Acquisition Consideration and the closing price of Charles River shares on the last trading day before closing by (ii) the closing price of Charles River shares on the last trading day before closing.

Consummation of the Acquisition is subject to certain conditions, including the approval of both companies’ shareholders and certain regulatory conditions. Charles River and WuXi have made customary representations, warranties and covenants in the Acquisition Agreement.

The Acquisition Agreement provides that WuXi shall take all requisite action (including obtaining the resignations of the existing directors of the Company) to cause the board of directors of WuXi as of the Closing to be comprised of the individuals designated by Charles River to WuXi prior to the Closing, and further provides that, at the Closing, Charles River shall take all requisite action to increase the size of its board of directors to 13 members and shall cause three individuals designated by WuXi (one of whom shall be Dr. Ge Li, the chief executive officer of WuXi) to be appointed to its board of directors, subject to the approval of such individuals by the Corporate Governance and Nominating Committee of Charles River’s board of directors.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which was filed as Exhibit 2.1 to Charles River’s current report on Form 8-K filed on April 26, 2010.

Charles River anticipates that, if the Acquisition is completed in accordance with the Acquisition Agreement, the listing of the ADSs on the New York Stock Exchange will be terminated and that WuXi will terminate its registration and reporting obligations under the Exchange Act.

The Voting Agreements

On April 26, 2010, concurrently with and as an inducement for Charles River’s entry into the Acquisition Agreement, the Supporting Shareholders entered into the Voting Agreements with Charles River.  Pursuant to the Voting Agreements, the Supporting Shareholders agreed to vote all of their outstanding WuXi ordinary shares in favor of the consummation of the Acquisition and against, among other things, any alternative business combination involving WuXi.  Each Supporting Shareholder has also granted an irrevocable proxy appointing Charles River as such Supporting Shareholder’s attorney-in-fact to vote his or its shares in accordance with the foregoing under certain circumstances.

Each Supporting Shareholder has agreed that, other than according to the terms of their respective Voting Agreements, he or it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Shares during the term of the applicable Voting Agreement.

The Voting Agreements will terminate upon the earliest of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) the consummation of the Acquisition and (iii) the date of any amendment, modification, change or waiver of the Acquisition Agreement executed after the date hereof that results in any decrease in the cash or stock portion of the Acquisition Consideration or the amount of the Acquisition Consideration or any delay in the consummation of the Acquisition until after the End Date (as defined in the

Acquisition Agreement), in each case, that is not consented to in writing by the Supporting Shareholders in their sole discretion.

The foregoing description of the Voting Agreements do not purport to be complete and are qualified in its entirety by reference to the form of Voting Agreement, which was filed as Exhibit 2.3 to Charles River’s current report on Form 8-K filed on April 26, 2010.

Except as set forth in this Item 4, the Acquisition Agreement or the Voting Agreements, neither Charles River nor, to its knowledge, any of the persons set forth on Schedule A hereto, has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Charles River reserves the right to develop such plans).

The Acquisition Agreement has been included to provide security holders with information regarding its terms.  It is not intended to provide any other factual information about Charles River or WuXi.  The representations, warranties and covenants contained in the Acquisition Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Acquisition Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Acquisition Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the Acquisition Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Charles River or WuXi.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in Charles River’s or WuXi’s public disclosures.

Item 5.  Interest in Securities of the Issuer

(a)      As a result of the Voting Agreement, Charles River may be deemed for the purposes of Rule 13d−3 promulgated under the Exchange Act to beneficially own 83,224,184 Shares5.  This number of Shares represents, for the purposes of Rule 13d−3, approximately 14.5%6 of the outstanding shares of voting stock of WuXi based on WuXi’s representations in the Acquisition Agreement that there were 573,524,176 Shares issued and outstanding at the close of business on April 26, 2010.  However, Charles River does not control the voting of such Shares with respect to matters other than as described in Item 3 above, and does not possess any other rights as a WuXi stockholder with respect to such Shares.  Charles River disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Charles River as to the beneficial ownership of such Shares.

Except as set forth in this Item 5(a), neither Charles River, nor, to the best knowledge of Charles River, any persons named in Schedule A hereto beneficially owns any Shares.

(b)      Charles River is not entitled to any rights of a stockholder of WuXi as to any Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreements, Charles River does not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

(c)      Except for the execution and delivery of the Acquisition Agreement and the Voting Agreements, neither Charles River nor, to the knowledge of Charles River, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)      Except for the Acquisition Agreement and the Voting Agreements and the transactions contemplated by those agreements, neither Charles River nor, to the knowledge of Charles River, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

5 See Footnote 1.
6 See Footnote 2.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of Charles River, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of WuXi, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1.
Agreement and Plan of Arrangement dated as of April 26, 2010 between Charles River and WuXi (incorporated by reference to Exhibit 2.1 to Charles River’s Current Report on Form 8-K filed April 26, 2010).

2.
Form of Voting Agreement dated as of April 26, 2010 between Charles River and the schedule of signatories thereto (incorporated by reference to Charles River’s Current Report on Form 8-K filed April 26, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2010
Date

/s/ Matthew Daniel
Signature

Matthew Daniel/Deputy General Counsel and Assistant Secretary
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CHARLES RIVER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Charles River are set forth below.  If no business address is given the director’s or officer’s business address is 251 Ballardvale Street, Wilmington, Massachusetts, 01887.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Charles River.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
James C. Foster	Chairman, President & Chief Executive Officer
Nancy T. Chang, Ph.D.	Managing Director, OrbiMed Advisors 767 Third Avenue 30th Floor New York, NY 10017
Stephen D. Chubb	Director, Charles River
Deborah Kochevar, DVM, PhD, DACVCP	Dean, Cummings School of Veterinary Medicine at Tufts University 200 Westboro Road North Grafton, MA 01536
George E. Massaro	Director and Vice Chairman Huron Consulting Group, Inc. 550 West Van Buren Street Chicago, Illinois 60607
George M. Milne, Jr., Ph.D.	Director, Charles River
C. Richard Reese	Chairman and Chief Executive Officer, Iron Mountain, Incorporated 745 Atlantic Ave Boston, MA 02111
Douglas E. Rogers	Partner, Blackstone Healthcare Partners LLC 345 Park Avenue New York, NY 10154
Samuel O. Thier, M.D.	Professor of Medicine and Professor of Healthcare Policy, Emeritus Harvard Medical School 25 Shattuck Street Boston, MA 02115
William Waltrip	Director, Charles River

Executive Officers (Who Are Not Directors)
Thomas F. Ackerman	Corporate Executive Vice President and Chief Financial Officer, Charles River
Christophe Berthoux2	Corporate Executive Vice President, Global Sales and Marketing and Chief Commercial Officer, Charles River
Nancy A. Gillett	Corporate Executive Vice President and President, Global Preclinical Services, Charles River
David P. Johst	Corporate Executive Vice President, Human Resources, Chief Administrative Officer, General Counsel and Corporate Secretary, Charles River
Real H. Renaud	Corporate Executive Vice President and President Global Research Models and Services, Charles River

1	Same address as director’ or officer’s business address except where indicated.

2	French citizen and permanent US resident.